June 25, 2009

Via Facsimile

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549-0402

Attn: John Stickel

Re:	C.H. Robinson Worldwide, Inc.

Form 10-K for the year ended December 31, 2008

Filed February 27, 2009

File Number: 000-23189

Definitive Proxy Statement on Schedule 14A

Filed April 2, 2009

File Number: 000-23189

Dear Mr. Stickel:

C.H. Robinson Worldwide, Inc. (“the company,” “we,” or “our”) is submitting this letter in response to the June 11, 2009 follow-up comment letter (the “Comment Letter”) we received from the United States Securities and Exchange Commission (the “SEC”). The Comment Letter provided additional comments of the SEC staff on the definitive Proxy Statement on Schedule 14A we filed with the SEC on April 2, 2009 (our “Proxy Statement”).

For ease of reference, we have used the headings and comments contained in the Comment Letter, and follow those with our company’s written response.

Definitive Proxy Statement on Schedule 14A

Elements of Compensation, page 13

1.	We note your response to our prior comment 1 and reissue. We are not persuaded by your analysis that the progressive tiers used in your compensation structure are different than those targets requiring disclosure by Item 402 of Regulation

S-K.

Please confirm that in future filing you will disclose these targets and explain how your incentive awards are specifically structured around such targets. Please also note that qualitative goals generally need to be presented to conform to the requirements of Item 402(b)(2)(v) of Regulation S-K. To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed explanation for such conclusion. Please note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the name executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors.

Response: We recognize the need for us to provide investors with meaningful disclosure regarding the performance standards in our non-equity incentive compensation program. As discussed under the heading “Non-Equity Incentive Plan Compensation” in Section II of our “2008 Compensation Discussion and Analysis,” our executives’ non-equity incentive compensation is based on each executive’s individual incentive agreement. Each agreement pays varying percentages of adjusted pre-tax income of either various ranges of adjusted pre-tax income of the company or adjusted pre-tax income of the group of branches they supervise. We will expand the discussion of the Non-Equity Incentive Plan to include greater detail on the philosophy used when creating these incentive agreements each year and how they are used in combination with base salaries to vary total cash compensation with company performance. In general, the Plan is intended to increase non-equity incentive compensation where the adjusted pre-tax income increases as compared to the prior year and decrease such compensation in the case of a decrease in annual income, subject to any adjustments based on changes in the executive’s role, responsibilities or performance. For example, if the measure of pre-tax income used to calculate an executive’s pay is flat with the previous year, the non-equity incentive compensation for that executive would be approximately the same as in the previous year.

In our May 29, 2009 response to your comment letter dated May 14, 2009, we provided a hypothetical example of a grid from a hypothetical incentive agreement. These agreements are complex and require a multistep calculation. Rather than providing each executive’s unique incentive agreement, we believe it would be more useful to readers if we showed how each named executive’s non-equity incentive pay would have varied at different levels of adjusted pre-tax income compared to the previous year. This type of table would disclose the primary performance metric behind our non-equity compensation program, change in growth rate of pre-tax income, and eliminate the need for readers to interpret these unique agreements and eliminate potential calculation errors and misunderstanding by the readers. Below is an example of how our proposed disclosure would have been applied for the chief financial officer with respect to 2008 compensation.

During 2008, Chad M. Lindbloom’s base salary remained the same as in 2007, at $260,000. As described above, base salaries are reviewed periodically but not necessarily adjusted annually. Mr. Lindbloom elected to receive semi-monthly bonus payments during 2008. He earned an incentive compensation award for 2008 in the amount of $371,972; $130,000 was paid in semi-monthly bonus payments and the balance was paid in cash on January 30, 2009. The amount of this award was calculated based on his annual incentive compensation plan, as described in general in Section II above. Mr. Lindbloom’s incentive compensation plan awarded compensation for achieving adjusted earnings in certain ranges. The growth in 2008 incentive compensation compared to 2007 was primarily the result of an increase of approximately 10% in our company’s adjusted earnings in 2008 compared to 2007. The table below shows how Mr. Lindbloom’s non-equity incentive compensation would have varied at other levels of 2008 adjusted pre-tax income growth or decline compared to 2007.

Year-over-year change in adjusted pre-tax income	-20%	-15%	-10%	-5%	0%	5%	10%	15%
Non-equity incentive compensation	$211,479	$224,697	$237,914	$256,789	$317,396	$345,133	$370,784	$384,017

Our non-equity incentive compensation is based solely on percentages of pre-tax income as provided for in each executive’s incentive agreement and not on qualitative goals. Therefore, disclosures under Item 402(b)(2)(v) or Regulation S-K do not apply in our situation. We would, however, disclose for any named executive officers the qualitative factors considered if such officer’s incentive agreement was modified based on changes in role, responsibilities or performance.

As requested in the Comment Letter, this correspondence shall also serve as the company’s written acknowledgement that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I hope that this information proves useful and responsive. If you require further information or would care to discuss these responses to the Comment Letter in greater detail, please have someone from your office contact me at their convenience at 952-937-7779.

Very truly yours,

/s/ Chad Lindbloom
Chad Lindbloom
Senior Vice President and Chief Financial Officer

CL/jn

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